[CSN LOGO]


FOR ADDITIONAL INFORMATION CONTACT:
-----------------------------------

  LUCIANA PAULO FERREIRA                      Bovespa: CSNA3 R$79.81/mil shares
  CSN - Investor Relations           NYSE: SID US$26.89/ADR (1 ADR=1000 shares)
  (55) 11 3049-7591                           Shares Outstanding = 71,7 billion
  luferreira@csn.com.br                    Market Capitalization: R$5.7 billion
  www.csn.com.br                                        Prices as of 08/08/2003

--------------------------------------------------------------------------------
                 EBITDA IN THE FIRST HALF REACHES R$1.5 BILLION
--------------------------------------------------------------------------------

(Sao Paulo, Brazil, August 13, 2003) Companhia Siderurgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) today announced its second quarter and first half 2003 results in accordance with Brazilian Corporate Law Accounting Principles. All figures are stated in Brazilian Reais. The comments in this press release pertain mostly to the results of the Parent Company and ALL COMPARISONS, UNLESS OTHERWISE STATED, ARE TO THE SAME PERIOD IN 2002. The June 30, 2003 Real/US dollar exchange rate was R$2.872.

MESSAGE FROM BENJAMIN STEINBRUCH, CHAIRMAN AND CEO
--------------------------------------------------------------------------------
"In the second quarter CSN showed once again that is has the flexibility and competitiveness to effectively face any scenario. EBITDA grew 80% when compared to the second quarter of 2002 and we maintained an EBITDA margin of 49% in the first half, with EBITDA of R$1.5 billion in the year to June, despite a less favorable local market and lower revenues from export sales as a result of the recent strengthen of the Real. Our operating results confirm the solid competitiveness of our Company.

"CSN maintained its operating margins and presented a net profit of R$0.5 billion in the first half, an increase of almost R$1 billion when compared to the same period in 2002. In the second half, we believe we will be able to maintain our current levels of operating performance and profitability, and we will seek to reduce our net debt. The equity and debt markets have perceived the solidity of our company. Our shares appreciated by 89% from January to July this year, not including a dividend yield of 15%. We have successfully completed five debt issues since February. Most recently, we issued an export receivables securitization in two tranches, the first with a 7-year term at a coupon of 7.28%, and the second a 3-year term at Libor + 2.75%.

"Throughout the first half we have remained consistent in our globalization strategy, having concluded the purchase of a 50% stake in Lusosider on June 18. Lusosider is a Portuguese steel company with a strong presence in the Iberian Peninsula's galvanized and tin plate market. Besides that, as has been anticipated over the last two years, we announced in July that we will acquire CSN LLC, which operates the assets of Heartland Steel in the US, as soon as we satisfy the US regulatory requirements."

HIGHLIGHTS
----------------------------------------------------------------------------------------------------------------------------
                                                      PARENT COMPANY                             CONSOLIDATED
                                         -----------------------------------------------------------------------------------
                                                  2Q                   1H                    2Q                   1H
                                         -----------------------------------------------------------------------------------
                                            2003       2002      2003       2002       2003      2002       2003       2002
                                         -----------------------------------------------------------------------------------
Crude Steel Production (000 tons)          1,336      1,265     2,608      2,514      1,336     1,265      2,608      2,514
---------------------------------
Sales Volume (000 tons)
     Domestic Market                         837        894     1,568      1,761        753       871      1,484      1,767
     Export Market                           352        306       704        635        378       314        730        657
         Total                             1,189      1,200     2,272      2,396      1,131     1,185      2,214      2,424
Steel Prod. Net Revenue (R$/t)             1,234        793     1,220        765      1,337       859      1,343        808
------------------------------
Financial Data (R$ millions)
     Net Revenue                           1,551      1,009     2,943      1,940      1,588     1,102      3,174      2,145
     Gross Profit                            695        409     1,388        763        744       447      1,565        839
     EBITDA[1]                               739        411      1,456       788        735       423      1,522        813
     Net Income (Loss)                       135       (210)       541      (407)       116      (210)       513       (408)

--------------------------
1 EBITDA Reconciliation to Operating income before financial and equity interests

                                          -----------------------------------------------------------------------------------
EBITDA                                       739        411     1,456        788        735       423      1,522        813
                                          -----------------------------------------------------------------------------------
(-) Depreciation                             154        124       278        256        162       129        295        267
                                          -----------------------------------------------------------------------------------
(-) Other operating income (exp.)             24         43        (1)        91         24        42          5         87
                                          -----------------------------------------------------------------------------------
Operating income before fin. and
equity int.                                  561        244      1,179       441        549       252      1,222        459
----------------------------------------------------------------------------------------------------------------------------

                                                                     JUN/03              MAR/03               DEC/02
                                                              --------------------------------------------------------------
Consolidated Net Debt (R$ millions)                                  5,328                4,586               5,067
----------------------------------------------------------------------------------------------------------------------------

PRODUCTION AND PRODUCTION COSTS
--------------------------------------------------------------------------------
In the second quarter of 2003, crude steel output increased 6% reaching 1.3 million tons while rolled finished product volume stood at 1.2 million tons, in line with production in 2002. In the first half of 2003, crude steel production reached 2.6 million tons and rolled finished product volume was 2.3 million tons (production measured at the continuous caster for crude steel and at the hot strip mill for rolled finished product - volume differs slightly from inventory deposits due to normal process losses). When compared to the first half of 2002, crude steel production was 4% higher than in 2003. The Company expects production capacity to reach 5.8 million tons per year by the end of 2003.


                                  -------------

                            TOTAL PRODUCTION COSTS

                                  [PIE CHART]

Showing proportions of production costs attributable to principal components of production costs.

                                   ----------

Production costs (per unit and total) were higher in 2003, principally due to the following factors: raw material - impact of the higher US dollar exchange rate (which was 33% above the average rate that prevailed in the first half of 2002), greater consumption of purchased coke (in 2002 the Company consumed excess coke produced during Blast Furnace #3 repair) and consumption of hot rolled coils purchased in the domestic market at a higher cost; depreciation - increase due to the Presidente Vargas Mill asset revaluation at the end of April 2003, and of the Thermoelectric Power Plant in December 2002; and finally labor
- the increase was mainly caused by a wage inflation adjustment of 18% per the collective bargaining agreement effective in May 2003.

SALES VOLUME
--------------------------------------------------------------------------------
Sales volume of finished products and slabs reached 1.2 million tons in the second quarter of 2003, in line with 2002. In the first half of 2003, 2.27 millions tons were sold, a 5% decline. The decrease was concentrated in slabs that are lower value-added products.

                                   ----------

                                  [BAR CHART]

Showing, for each quarter since the first quarter of 2002, sales volumes broken down by domestic and export sales.

                                   ----------

The domestic market represented 69% of 1H 2003 sales, against 73% in the prior year period. Year to date sales to the automotive sector grew 13%, in spite of weak auto sales in the last few months when compared to the beginning of the year (when there had been a favorable effect of higher Brazilian car export demand, which increased auto production). The low growth scenario of domestic manufacturing had a negative impact on the civil construction segment.

Export sales were influenced by higher prices in China in the beginning of the year that motivated the sale of more finished products to markets in Asia as a percentage of total sales. In the second quarter, given weakness in the Chinese market, the Company directed its exports of finished products to more attractive markets, in particular Latin America. Even so, the percentage of our exports of finished products to China in the first half of 2003 was 17%. All of our slab exports were sold on the Asian market in 2003, however those sales were concentrated in the first quarter.

Higher value-added galvanized steel and tin mill products represented 38% of total volume sold this year, compared to 33% registered in the same period last year, when the Company sold nearly 150,000 tons more of slabs.

Consolidated sales volume was 1.1 million tons in the second quarter of 2003, and 2.2 millions tons in the first half. The difference when compared to the Parent Company pertains to higher subsidiary inventory. Exports were 33% of the total in the year to June on a consolidated basis, while coated product sales were 41% of the total. Total sales are greater than the Parent Company due to the sale of galvanized steel products by GalvaSud, produced from cold rolled steel purchased mainly from CSN.

OPERATING RESULTS
--------------------------------------------------------------------------------
[_]  NET REVENUE, COST OF GOODS SOLD AND GROSS MARGIN

CSN Parent Company net revenue grew 54% in the second quarter to R$1.6 billion. When compared to the first quarter of 2003, net revenue was 11% higher. In the first half, net revenue reached R$2.9 billion, R$1 billion above the same period in 2002. An adjustment in domestic prices, higher export prices in Real and the higher percentage of coated products more than compensated for the 5% drop in volumes sold in 2003. The drop in volume is explained mainly by lower initial inventories this year and by higher margins practiced by the Company. Domestic sales accounted for 75% of net revenue, against 82% in 2002.

Consolidated net revenue in the second quarter grew 44% to R$1.6 billion, while revenue in the first half of 2003 grew 48% to R$3.2 billion. The difference between the Parent Company and Consolidated figures in the first half of 2003 is explained by a higher value-added sales mix at GalvaSud, Inal and Metalic which sold higher value-added steel, using mostly CSN-produced steel as raw material.

The cost of goods sold (COGS) in the second quarter of 2003 grew 43% to R$856 million. In the first half, COGS grew 32% to R$1.6 billion. COGS rose because of higher raw material costs, and an increase in depreciation, fuel, and labor costs. Some of these factors have already been explained in `Production and Production Costs'. Raw material costs were affected by the higher average exchange rate of the Real against the US dollar by R$41 million in the second quarter and R$117 million in the first half. In addition, the Company decided to buy hot rolled coils in the domestic market to meet demand from our customers in 2003. In the first half of the year, we consumed 61,000 tons of purchased Hot Coils (HC) (R$47 million in the COGS), of which 47,000 tons were consumed in the second quarter (R$39 million). We discussed above the rise in imported coke costs in the quarter (increase of R$50 million in this quarter and R$79 million in the first half). Depreciation allocated to the cost of goods sold went up by R$31 million in the second quarter and R$36 million in the first half as a result of the asset revaluation. Fuel costs increased R$13 million in the quarter and R$32 million in the first half, principally due to the higher inflation rate in 2003. Finally, the transfer of costs that had been treated as administrative expenses at the end of 2002 to COGS (an impact of R$10 million in the second quarter and R$21 million in the first half) had an impact principally on labor costs, which were also reflected the 18% wage inflaction adjustment as per the collective bargaining agreement effective in May 2003 (R$11 million impact on COGS).

Consolidated COGS in the second quarter was R$845 million, and R$1.6 billion in the first half 2003. The respective increases of 29% and 23% in the second quarter and the first half are explained by the same effects seen in Parent Company COGS.

Gross margin reached 45% in the second quarter of 2003, compared to 41% in the same period last year. In the first six months of 2003, the margin increased by 8 percentage points (p.p.). to 47%. Better performance is principally due to higher average prices in the period. The consolidated gross margin of 47% in the second quarter of 2003 was 6 p.p. better. In the first half of 2003, gross margin was 10 p.p. higher at 49%.

[_]  SELLING GENERAL AND ADMINISTRATIVE EXPENSES

In the second quarter of 2003, selling, general and administrative expenses before depreciation totaled R$103 million, a decline of R$10 million. In the year to June, SG&A amounted to R$196 million, R$18 million less than in 2002. It is worth mentioning that the provision for employee profit sharing in the second quarter of 2003, which was R$5 million below the second quarter of 2002, declined as a result of a change in the criteria used to calculate employee profit sharing made in May of this year, partially offsetting the effect of higher labor costs registered in the cost of goods sold.

[_]  EBITDA

In the second quarter, EBITDA grew 80% to R$739 million. EBITDA margin (EBITDA divided by net revenue) was 48%, an increase of 7 p.p. when compared to the same period last year. This increase is explained by higher average prices obtained by the Company. When compared to the first quarter of 2003, the margin was 4 p.p. lower due to the decline in export prices caused by the stronger Real in the second quarter than in the first quarter. First half EBITDA was R$1.5 billion, 85% more than in 2002, with a 49% margin (an improvement of 9 p.p.).

Consolidated EBITDA rose 74% to R$735 million in the second quarter of 2003, representing a margin of 46%. In the first half of 2003, EBITDA reached R$1.5 billion, similar to the level of the Parent Company, with a 48% margin.

                                   ----------

                                  [BAR CHART]

Showing, for each quarter since the first quarter of 2002, EBITDA on parent only and consolidated basis.

                                   ----------

[_] OTHER OPERATING INCOME/EXPENSE

In the second quarter of 2003, the Company booked a net other operating expense of R$24 million, R$19 million below the second quarter of 2002, principally as a result of a lower provision for contingencies. In the first half of 2003 other operating income was R$1 million, compared to an expense of R$91 million in 2002. The change was due to the reversal of a R$35 million provision in the first quarter of 2003 related to the Itasa subsidiary's MAE (Wholesale Energy Market) liability (since Itasa had made a partial provision in its balance sheet, now reflected in equity results), and a lower provision for contingencies.

[_]  FINANCIAL RESULT

Financial results are comprised of financial income and expense as well as net foreign exchange gains and losses excluding deferral of foreign exchange losses. In the second quarter, CSN booked a net expense of R$74 million. In the first half, net financial expense was R$56 million. Foreign exchange gains of R$750 million and R$944 million, respectively, were due to the stronger Real against the US dollar in 2003, partially offset by the foreign exchange hedge strategy adopted by the Company . The low nominal cost of gross debt in US dollars, associated with the net foreign exchange gains and results obtained from hedge instruments caused consolidated net debt cost in the first half, in Reais, to be around 11% per year, or 41% of the benchmark local interest rate CDI (annualized). For the second half, the Company expects the cost to be about 60% of the CDI.

DEFERRED FOREIGN EXCHANGE LOSSES: In the first half of 2003, the Company amortized a total of R$68 million of the foreign exchange loss incurred in 2001 and deferred, compared to R$475 million in the first half of 2002. During the second half of 2003 an additional R$63 million will be amortized. In 2004, the remaining balance of R$103 million will be amortized.

[_]  EQUITY INTEREST IN SUBSIDIARIES

Equity in results of subsidiaries amounted to a negative R$125 million in the second quarter of 2003 and a negative R$177 million in the first half. The reductions of R$416 million and R$481 million, respectively, were substantially due to the effect of the appreciation of the Real against the US dollar on shareholders' equity in dollars in offshore companies in 2003, compared to the depreciation of the Real against the US dollar that took place in 2002.

[_]  INCOME AND SOCIAL CONTRIBUTION TAX

CSN registered an income and social contribution tax expense of R$187 million in the second quarter of 2003, versus a credit of R$229 million in the same period last year. In the first half, income and social contribution tax was R$325 million, compared to a credit of R$330 million registered in 2002. In both cases, the change is basically due to higher income before taxes in 2003. Specifically regarding the first half result, a credit of R$114.7 million was booked due to the partial reversal of a provision for the effect of IPC (consumer price index) inflation during 1989 ('Summer Plan'), for which amnesty was granted.

[_]   NET INCOME

Parent Company net income in the second quarter of 2003 was R$135 million (R$1.88 per lot of 1,000 shares), an improvement of R$345 million over the second quarter of 2002. In the first half of 2003, net income reached R$541 million (R$7.54 per lot of 1,000 shares), an increase of R$948 million. Consolidated net income was R$116 million in the quarter, bringing year to date accumulated net income to a total of R$513 million.

CONSOLIDATED NET DEBT
--------------------------------------------------------------------------------
As of June 30, 2003, the Company's net debt amounted to R$5,328 million, with a consolidated cash balance of R$1,449 million, substantially comprised of fixed income government paper. When compared to the March 31, 2003 position, a decrease in cash of R$738 million was the main factor which caused a 16% increase in net debt. The main items of this decrease are: shareholder remuneration of R$800 million, paid in June 2003, capital expenditures made in the quarter, payment of employee profit sharing, an increase in working capital and regular cash uses (debt service and taxes). Given that CSN expects to distribute new dividends only in 2004, the trend for FYE 2003 is a reduction in net debt in Reais.

CAPITAL EXPENDITURES
--------------------------------------------------------------------------------
In the first half of 2003, capital expenditures reached R$85 million and were invested in projects related to the maintenance of operating and technological excellence at the Presidente Vargas Mill (UPV). This amount does not include an addition of R$514 million in the Company's PP&E, in connection with the spin-off of the CISA plant to the Parent Company in February this year.

RECENT EVENTS
--------------------------------------------------------------------------------

o In June 2003, CSN issued US$100 million of 1-year notes and US$150 million of 2-year notes through its CSN Islands IV Corp. and CSN Islands V Corp. subsidiaries, respectively. The first notes were issued with a 6.85% annual coupon and the second at 7.875%. Standard Bank London Limited and Bear, Stearns & Co, Inc. with BB Securities Ltd coordinated the first and second issues, respectively.

o On June 18, 2003, through its CSN Steel Corp subsidiary, CSN concluded the purchase of 50% of Lusosider Projectos Siderurgicos S.A., the parent company of Lusosider Acos Planos S.A. (Lusosider), for EUR10.84 million (US$11.8 million). Lusosider produces hot-dipped galvanized and tin-plate steel products. Located in Seixal, near Lisbon, Portugal, it has approximately 300 employees and production was around 210,000 tons of galvanized steel and 70,000 tons of tin plate steel in 2002. The Company services the distribution and metal packaging segments, with 86% if its sales directed towards the Iberian Peninsula.

o On June 24, in a meeting of the Board of Directors of CSN, the position of Executive Officer of the Corporate Center was extinguished. Also, two new Executive Officers were elected: Lauro Henrique Campos Rezende, Executive Officer - Investments, and Marcos Marinho Lutz, Executive Officer -
     Infrastructure and Energy. The new Investments department will be responsible for analyzing and following CSN's investments including mergers, acquisitions and expansion of existing operations. The areas that were managed by the Corporate Center will be the responsibility of Benjamin Steinbruch, Chairman and CEO.

o In July, the Company completed a receivables securitization in the amount of US$142 million at a cost of 7.28% and a term of 7 years, with a 2-year grace period for the principal. The coordinator of the issue was BNP Paribas.

o On July 4, CSN received R$139 million relating to receivables from MAE (Wholesale Energy Market), as determined in the second liquidation.

o On July 15, 2003, the Company announced that when it satisfies the US regulatory requirements it will proceed with the indirect purchase of CSN LLC through its wholly-owned subsidiary, CSN Panama, S.A. ("Panama"). In July 2001, CSN LLC purchased the assets and liabilities of US steel company, Heartland Steel Inc. This deal involves a cash disbursement of US$175 million, the amount financed in 2001 to purchase the assets, working capital and interest payments.

o On August 4, Jose Paulo de Oliveira Alves, Executive Officer - New Businesses, left CSN in search of new professional challenges. The responsibilities of this departmet will be absorbed by the newly created Investments department. On the same date, the position of Executive Director of Administration and Holdings was created. The Board of Executive Officers has appointed Marcelo Araujo's name to CSN's Board of Directors approval. Mr. Araujo is a mechanical engineer who was a Vice President with Natura in the Commercial, Innovation, and Business Development areas prior to joining CSN.

o On August 13, CSN issued a 3-year US$125 million export receivables securitization tranche at Libor + 2.75% through a wholly-owned subsidiary.

2Q03 EARNINGS CONFERENCE CALL
--------------------------------------------------------------------------------
Portuguese:   Thursday, August 14, 2003
              8:00 am - EST
              9:00 am - Brasilia time
              Tel: (55) 11 3155-1490
              Code: CSN

English:      Thursday, August 14, 2003
              10:00 am - EST
              11:00 am -Brasilia time
              Tel:  1-(877) 786-2901 or 1-973-582-2737 for participants outside the US
              Brazil Participants: (0800) 891-5046 (toll free)
              UK Participants: (0800) 068-9199 (toll free)
              Conference Call ID: CSN or 4094212

The conference calls and webcast presentations will be transmitted live over the Internet. For access, please go to the CSN website - www.csn.com.br, Investors section. Replays of both calls will be available on our website approximately one hour after the end of each event.

--------------------------------------------------------------------------------
Companhia Siderurgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.4 million tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.
--------------------------------------------------------------------------------

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results and investments, cost of net debt for 2003, the maintenance of our current levels of operating performance and profitability, the distribution of dividends in 2004, net debt reduction in the second half of 2003, the amount of deferral to be amortized in 2003 and 2004 and the satisfaction of regulatory requirements for the acquisition of CSN, LLC. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, failure to collect all the MAE receivables, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).


                           FOUR PAGES OF TABLES FOLLOW

                                                INCOME STATEMENT
                    PARENT COMPANY - CORPORATE LAW - IN THOUSANDS OF R$ - LIMITED REVISION
--------------------------------------------------------------------------------------------------------------------
                                               2Q03            1Q03          2Q02           1H02           1H03
---------------------------------------------------------------------------------------------------------------------
GROSS REVENUE                                1,856,982      1,645,432      1,213,775      2,333,283      3,502,414
 Gross revenue deductions                     (305,900)      (253,398)      (204,797)      (392,884)      (559,298)
NET REVENUE                                  1,551,082      1,392,034      1,008,978      1,940,399      2,943,116
 Domestic market                             1,184,588      1,011,223        821,442      1,587,722      2,195,811
 Export market                                 366,494        380,811        187,536        352,677        747,305
COST OF GOODS SOLD                            (855,692)      (699,744)      (599,523)    (1,177,249)    (1,555,436)
 COGS, excluding depreciation                 (708,615)      (582,092)      (484,250)      (938,377)    (1,290,707)
 Depreciation allocated to COGS               (147,077)      (117,652)      (115,273)      (238,872)      (264,729)
GROSS PROFIT                                   695,390        692,290        409,455        763,150      1,387,680
Gross Margin (%)                                  44.8           49.7           40.6           39.3           47.2
 Selling expenses                              (46,802)       (46,085)       (46,230)       (93,287)       (92,887)
 General and administrative expenses           (56,210)       (47,127)       (67,048)      (120,907)      (103,337)
 Depreciation allocated to SG&A                 (6,529)        (7,089)        (8,457)       (16,866)       (13,618)
 Other operating income (expense), net         (24,051)        24,951        (43,204)       (91,410)           900
OPERATING INCOME BEFORE FINANCIAL AND
EQUITY INTEREST                                561,798        616,940        244,516        440,680      1,178,738
Net financial result                          (107,911)       (15,976)      (970,699)    (1,475,688)      (123,887)
 Financial expenses                           (178,508)      (182,333)      (224,141)      (382,799)      (360,841)
 Financial income*                            (845,354)      (137,282)       818,636        801,289       (982,636)
 Monetary and foreign exchange
 variations, net*                              949,376        337,712     (1,419,105)    (1,418,823)     1,287,088
 Deferral of foreign exchange loss             (33,425)       (34,073)      (146,089)      (475,355)       (67,498)
Equity interest in subsidiaries               (125,252)       (51,309)       290,887        304,491       (176,561)
OPERATING INCOME (LOSS)                        328,635        549,655       (435,296)      (730,517)       878,290
Non-operating income (expenses), net            (6,758)        (5,401)        (3,029)        (6,575)       (12,159)
INCOME BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES                             321,877        544,254       (438,325)      (737,092)       866,131
  Provision for income tax (credit)           (137,605)      (120,187)       173,562        250,516       (257,792)
  Provision for social contribution
  tax (credit)                                 (49,288)       (18,035)        54,956         79,357        (67,323)
NET INCOME (LOSS)                              134,984        406,032       (209,807)      (407,219)       541,016
---------------------------------------------------------------------------------------------------------------------
EBITDA                                         739,455        716,732        411,450        787,828      1,456,185
EBITDA Margin (%)                                 47.7           51.5           40.8           40.6           49.5
=====================================================================================================================
ADDITIONAL INFORMATION
---------------------------------------------------------------------------------------------------------------------
Interest on capital                                                           50,000         50,000
---------------------------------------------------------------------------------------------------------------------
Dividends                                      506,138                                                     506,138
---------------------------------------------------------------------------------------------------------------------
Numbers of shares (thousands)               71,729,261     71,729,261     71,729,261      71,729,261    71,729,261
---------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per lot of 1.000
shares - R$                                       1.88           5.66          (2.92)          (5.68)         7.54
---------------------------------------------------------------------------------------------------------------------

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements.

EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

                                                   INCOME STATEMENT
                         CONSOLIDATED - CORPORATE LAW - IN THOUSANDS OF R$ - LIMITED REVISION
---------------------------------------------------------------------------------------------------------------------
                                               2Q03            1Q03          2Q02           1H02           1H03
---------------------------------------------------------------------------------------------------------------------
GROSS REVENUE                                1.956.400      1.875.335      1.330.715      2.592.233      3.831.735
 Gross revenue deductions                     (367.962)      (290.164)      (228.818)      (447.724)      (658.126)
NET REVENUE                                  1.588.438      1.585.171      1.101.897      2.144.509      3.173.609
 Domestic market                             1.120.140      1.082.068        886.899      1.747.350      2.202.208
 Export market                                 468.298        503.103        214.998        397.159        971.401
COST OF GOODS SOLD                            (844.608)      (763.837)      (654.865)    (1.305.352)    (1.608.445)
 COGS, excluding depreciation                 (691.274)      (639.850)      (535.886)    (1.057.860)    (1.331.124)
 Depreciation allocated to COGS               (153,334)      (123.987)      (118.979)      (247.492)      (277.321)
GROSS PROFIT                                   743.830        821.334        447.032        839.157      1.565.164
Gross Margin (%)                                  46,8           51,8           40,6           39,1           49,3
 Selling expenses                              (98.289)      (101.847)       (68.836)      (140.913)      (200.136)
 General and administrative expenses           (64.282)       (55.935)       (74.471)      (132.607)      (120.217)
 Depreciation allocated to SG&A                 (8.588)        (9.082)        (9.820)       (19.841)       (17.670)
 Other operating income (expense), net         (23.374)        17.990        (41.900)       (86.915)        (5.384)
OPERATING INCOME BEFORE FINANCIAL AND
EQUITY INTEREST                                549.297        672.460        252.005        458.881      1.221.757
Net financial result                          (298.951)       (84.873)      (680.324)    (1.169.445)      (383.824)
 Financial expenses                           (170.968)      (164.269)      (191.992)      (332.285)      (335.237)
 Financial income*                            (784.435)      (124.655)       830.882        813.289       (909.090)
 Monetary and foreign exchange
 variations, net*                              690.543        238.792     (1.172.457)    (1.173.759)       929.335
 Deferral of foreign exchange loss             (34.091)       (34.741)      (146.757)      (476.690)       (68.832)
Equity interest in subsidiaries                 56.469        (45.569)        (6.425)       (13.325)        10.900
OPERATING INCOME (LOSS)                        306.815        542.018       (434.744)      (723.889)       848.833
Non-operating income (expenses), net            (4.485)        (5.320)        (2.281)        (5.846)        (9.805)
INCOME BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES                             302.330        536.698       (437.025)      (729.735)       839.028
  Provision for income tax (credit)           (136.841)      (121.430)       172.459        245.009       (258.271)
  Provision for social contribution
  tax (credit)                                 (49.096)       (18.719)        54.648         77.001        (67.815)
NET INCOME (LOSS)                              116.393        396.549       (209.918)      (407.725)       512.942
---------------------------------------------------------------------------------------------------------------------
EBITDA                                         734.593        787.538        422.704        813.129      1.522.132
EBITDA Margin (%)                                 46,2           49,7           38,3           37,9           48,0
=====================================================================================================================

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements.

                                                 BALANCE SHEET

                               CORPORATE LAW - THOUSANDS OF R$ - LIMITED REVISION
--------------------------------------------------------------------------------------------------------------
                                                 PARENT COMPANY                          CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
                                         JUNE 30, 2003    MARCH 31, 2003     JUNE 30, 2003      MARCH 31, 2003
--------------------------------------------------------------------------------------------------------------

CURRENT ASSETS                               3,974,601         4,374,028          4,197,045          4,692,781
 Cash & marketable securities                  904,892         1,559,887          1,345,441          2,086,194
 Trade accounts receivable                   1,743,744         1,496,633          1,418,153          1,303,175
 Inventory                                     647,173           582,338            824,587            684,284
 Other                                         678,792           735,170            608,864            619,128
LONG-TERM ASSETS                             1,977,531         1,426,134          1,472,297          1,429,068
PERMANENT ASSETS                            15,620,245        11,869,272         13,479,652          9,507,092
 Investments                                 2,704,827         2,893,498             74,390            131,452
 PP&E                                       12,527,589         8,564,578         12,963,668          8,908,473
 Deferred                                      387,829           411,196            441,594            467,167
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                21,572,377        17,669,434         19,148,994         15,628,941
--------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES                          4,304,915         3,965,975          4,506,081          4,992,788
 Loans and financing                         3,053,649         2,435,215          3,258,321          3,537,906
 Other                                       1,251,266         1,530,760          1,247,760          1,454,882
LONG-TERM LIABILITIES                        9,631,242         8,389,198          7,047,814          5,331,375
 Loans and financing                         5,218,829         5,225,762          3,518,192          3,234,678
 Deferred income and social
 contribution taxes                          2,627,571         1,252,126          2,628,025          1,252,806
 Other                                       1,784,842         1,911,310            901,597            843,891
SHAREHOLDERS' EQUITY                         7,636,220         5,314,261          7,595,099          5,304,778
 Capital                                     1,680,947         1,680,947          1,680,947          1,680,947
 Capital reserve                                10,485            10,485             10,485             10,485
 Revaluation reserve                         5,128,243         2,485,361          5,128,243          2,485,361
 Revenue reserve                               196,449           702,588            196,449            702,588
 Retained earnings                             620,096           434,880            578,975            425,397
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                      21,572,377        17,669,434         19,148,994         15,628,941
==============================================================================================================

                                                 EXCHANGE RATES
                                                     R$/US$
--------------------------------------------------------------------------------------------------------------
                          4Q01          1Q02         2Q02         3Q02         4Q02         1Q03         2Q03
--------------------------------------------------------------------------------------------------------------
END OF PERIOD            2.3204        2.3236       2.8444       3.8949       3.5333       3.3531       2.8720
% CHANGE                  -13.1           0.1         22.4         36.9         -9.3         -5.1        -14.4
ACUMULATED (%)             18.7           0.1         22.6         67.9         52.3         -5.1        -18.7
==============================================================================================================

                                       SALES VOLUME
                            PARENT COMPANY - THOUSANDS OF TONS
------------------------------------------------------------------------------------------
                                     2Q03      1Q03        2Q02        1H02         1H03
------------------------------------------------------------------------------------------
DOMESTIC MARKET                         837        731         894       1,761       1,568
------------------------------------------------------------------------------------------
  Hot rolled                            306        248         354         692         554
  Cold rolled                           188        180         213         420         368
  Galvanized                            162        128         146         301         290
  Tin mill products                     164        163         168         324         327
  Slabs                                  17         12          13          24          29
------------------------------------------------------------------------------------------
EXPORT MARKET                           352        352         306         635         704
------------------------------------------------------------------------------------------
  Hot rolled                            158         96          67         123         254
  Cold rolled                             9         21          12          16          30
  Galvanized                             21         51          12          18          72
  Tin mill products                     112         64          78         150         176
  Slabs                                  52        120         137         328         172
------------------------------------------------------------------------------------------
TOTAL                                 1,189      1,083       1,200       2,396       2,272
------------------------------------------------------------------------------------------
  Hot rolled                            464        344         421         815         808
  Cold rolled                           197        201         225         436         398
  Galvanized                            183        179         158         319         362
  Tin mill products                     276        227         246         474         503
  Slabs                                  69        132         150         352         201
------------------------------------------------------------------------------------------


                     CAPITAL EXPENDITURES (FIXED AND DEFERRED ASSETS)
                             PARENT COMPANY - THOUSANDS OF R$
------------------------------------------------------------------------------------------
                                     2Q03      1Q03        2Q02        1H02         1H03
------------------------------------------------------------------------------------------
  Technological improvements             34          8          13          19          42
  Environmental                           2          3          15          26           5
  Deferred                               20         15          12          19          35
  Other*                                  7         (4)         29          45           3
-------------------------------------------------------------------------------------------
TOTAL                                    63         22          69         109          85
===========================================================================================


                                    NET SALES PER UNIT
                                  PARENT COMPANY - R$/TON
------------------------------------------------------------------------------------------
                                     2Q03      1Q03        2Q02        1H02         1H03
------------------------------------------------------------------------------------------
DOMESTIC MARKET                       1,234      1,205         793         765       1,220
------------------------------------------------------------------------------------------
  Hot rolled                            958        911         610         597         938
  Cold rolled                         1,127      1,149         753         745       1,138
  Galvanized                          1,594      1,527       1,120       1,106       1,561
  Tin mill products                   1,698      1,700       1,170       1,141       1,699
  Slabs                                 583        767         401         364         704
===========================================================================================